John L. Filippone

Direct Phone:  +1.213.680.6626

Direct Fax:  +1.213.830.8626

john.filippone@bingham.com

July 26, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Mara L. Ransom, Assistant Director

Daniel Leslie, Staff Attorney
100 F Street, N.E.
Washington, D.C. 20549

Re:      BIDZ.com, Inc.
Proxy Statement on Schedule 14A
Filed June 22, 2012
Amendment No. 1 to Proxy Statement on Schedule 14A
Filed June 29, 2012
File No. 001-33513
Transaction Statement on Schedule 13e-3
Filed June 22, 2012
File No. 005-83369

Ladies and Gentlemen:

We are writing on behalf of BIDZ.com, Inc. (the “Company”) in response to the comment letter dated July 20, 2012 (the “Comment Letter”) sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings.  For convenience of reference, we have included the text of the Staff’s comments from the Comment Letter in bold, italicized text before the respective responses thereto.

Concurrently with the delivery of this letter, (i) the Company and the other filing persons listed therein are filing with the Commission Amendment No. 1 to the Schedule 13E-3 filing (the “Revised Schedule 13E-3”) and (ii) the Company is filing an amended Proxy Statement (the “Revised Preliminary Proxy Statement”), each reflecting changes made in response to the Staff’s comments in the Comment Letter.  Unless otherwise defined in this letter, all capitalized terms have the meanings set forth in the Revised Preliminary Proxy Statement.

The factual information provided herein was provided to us by the Company or (a) by the other filing persons listed in the Revised Schedule 13E-3 with respect to matters relating to such other filing persons, (b) by Imperial Capital, LLC with respect to information regarding Imperial Capital, LLC and (c) by Weston Capital Management with respect to information regarding Weston Capital Management and its affiliates.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

Proxy Statement on Schedule 14A, filed June 29, 2012

General

1.             Please fill in all blanks and update the information provided in your amendment as of the most reasonable practicable date.

Certain blanks have been filled in and other information has been updated as of the most reasonably practicable date, in response to the Staff’s comment.

2.             Please mark the cover page of your proxy statement to clearly identify it as “preliminary.”

The cover page of the Revised Preliminary Proxy Statement has been revised as requested.

Special Factors, page 30

Background of the Merger, page 30

3.             We note your disclosure in the first paragraph on page 29 that you “sought to arrange financing” for your working capital and other needs, but were unable to do so on acceptable terms. Please expand this disclosure to describe how you sought to arrange financing and how the available sources of financing were not acceptable.

The disclosure on page 30 in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Revised Preliminary Proxy Statement has been expanded in response to the Staff’s comment.

4.             We note your disclosure in the second paragraph on page 29 that a consultant presented to you a proposed secured loan facility with certain covenants and terms, but that your Board of Directors rejected this loan proposal. Please expand this disclosure to describe why this loan proposal was unacceptable.

The disclosure on page 30 in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Revised Preliminary Proxy Statement has been expanded in response to the Staff’s comment.

5.             Please expand the disclosure provided to more clearly specify the relationships, if any, between the consultant referenced in this section and any of the reporting persons who filed the Schedule 13D with respect to their beneficial ownership interests in the company on May 17, 2012.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

Information regarding David Bergstein, the principal acting on behalf of the Consultant and Cyrano Group,  as well as his relationship with certain reporting persons referenced in the Staff’s comment, has been added beginning on page 23 in the section entitled “IDENTITY AND BACKGROUND OF FILING PERSONS—Glendon Group, Inc.” in the Revised Preliminary Proxy Statement, in response to the Staff’s comment.

6.             We note your disclosure in the second paragraph on page 34 of your proxy statement that you determined to engage Imperial Capital, LLC as the Special Committee’s financial advisor.  Please describe the method of selecting Imperial Capital as an advisor in this regard.  Additionally, please briefly describe the qualifications of Imperial Capital to opine on the fairness, from a financial point of view, of the merger consideration. Please see Item 1015(b)(2) and (3) of Regulation M-A.

The disclosure on page 35 in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Revised Preliminary Proxy Statement has been expanded in response to the Staff’s comment.

Fairness of the Merger, Recommendation of the Special Committee and Our Board..., page 40

7.             In indicating that the going private transaction is fair to unaffiliated stockholders, each filing person must discuss each of the material factors set forth in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note that the special committee considered the fact that historical market prices of the company’s stock traded at amounts that were in excess of the amount of consideration being offered in this transaction but you do not address why that does not impact the special committee substantive fairness determination. Please revise to discuss. Refer to Instruction 2(ii) of Item 1014 of Regulation M-A.

The disclosure on page 43 in the section entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” in the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

8.             Please note that if the filing parties or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981).  In this regard, please clarify whether the Board expressly adopts the analysis and recommendation of the Special Committee and/or Imperial Capital.  Also, please revise to clarify whether the other filing persons are expressly adopting the analysis of the Special Committee and Imperial Capital, or explain how they considered each of the factors listed in Item 1014.  In this regard, we note that Glendon, Merger Subsidiary and the Zinbergs have not expressly adopted the analyses of the Special Committee.  To the extent filing persons did not adopt another party’s discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The disclosure on page 42 in the section entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” has been revised to reflect that the Board expressly adopted the Special Committee’s discussion and analysis of the factors considered by the Special Committee in determining that the terms of the merger agreement and the merger are fair to the unaffiliated stockholders.

The disclosure on page 4 in the section entitled “SUMMARY TERM SHEET—Position of Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg Regarding the Fairness of the Merger”, and on page 56 in the section entitled “SPECIAL FACTORS—Position of Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg Regarding the Fairness of the Merger” in the Revised Preliminary Proxy Statement has been revised to reflect that each of David and Marina Zinberg expressly adopts the discussion and analysis of the factors considered by the Special Committee and by Glendon Group, Merger Subsidiary and Kia Jam in making their respective determinations that the terms of the merger agreement and the merger are fair to the unaffiliated stockholders.

The disclosure on page 55 in the section entitled “SPECIAL FACTORS—Position of Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg Regarding the Fairness of the Merger” in the Revised Preliminary Proxy Statement has been revised to reflect that each of Glendon Group, Merger Subsidiary and Kia Jam did not adopt the analysis of the Special Committee and of Imperial Capital in connection with entering into the merger agreement, because they were not privy to such analysis at that time, but that after reviewing the discussion and analysis of the Special Committee and Imperial Capital, as set forth in the sections entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” and “SPECIAL FACTORS—Opinion of Imperial Capital, LLC”, Glendon Group, Merger Subsidiary and Kia Jam have expressly adopted the discussion and analysis of the Special Committee and Imperial Capital as set forth in such sections.

Recommendation of the Board of Directors, page 42

9.             Please note that each filing person listed must independently disclose its belief as to whether the transaction is substantively and procedurally fair to unaffiliated stockholders pursuant to Item 1014 of Regulation M-A.  Please revise your disclosure here to specifically indicate whether the Board of Directors determined the going private transaction to be substantively and procedurally fair to unaffiliated shareholders.  Please also note our prior comment regarding the adoption of the analyses of any other party (i.e. the Special Committee and/or Imperial).

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The disclosure on pages 3 and 50 in the sections entitled “SUMMARY TERM SHEET—Recommendation of the Special Committee and Our Board of Directors” and “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors—Recommendation of the Board of Directors” in the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.  Please also see the first paragraph in the response to comment 8 above.

10.           As a related matter, it does not appear that either Mr. David Zinberg or Ms. Marina Zinberg, provided any of the disclosure required pursuant to Item 1014 of Regulation M-A in their role as filing persons.  Please revise.

The disclosure on page 56 in the section entitled “SPECIAL FACTORS—Position of Glendon Group, Merger Subsidiary, Kia Jam and David and Marina Zinberg Regarding the Fairness of the Merger” in the Revised Preliminary Proxy Statement has been revised and expanded in response to the Staff’s comment.

11.           It does not appear that the Board or the Special Committee considered going concern value in relation to the consideration being offered in this transaction.  Please tell us whether the Board of Directors has considered all of the factors identified in Instruction 2 to Item 1014 of Regulation M-A in arriving at its substantive fairness determination.

The disclosure on page 46 in the section entitled “SPECIAL FACTORS—Fairness of the Merger; Recommendations of the Special Committee and Our Board of Directors” in the Revised Preliminary Proxy Statement has been revised and expanded in response to the Staff’s comment.

Opinion of Imperial Capital, LLC, page 56

12.           Please confirm that any materials prepared by Imperial Capital in connection with its fairness opinion, including any “board books” or any summaries of presentations made to the special committee that are within the scope of Item 1015 of Regulation M-A have been summarized in the disclosure document and (if written) have been filed as an exhibit to the Schedule 13E-3.  In addition, each presentation, discussion, or report held with or presented by Imperial Capital, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A .  To the extent applicable and not already disclosed or filed, please revise to summarize all of Imperial Capital’s presentations to the special committee or the board and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The Company confirms that all materials prepared by Imperial Capital in connection with its fairness opinion that are within the scope of Item 1015 of Regulation M-A have been summarized in the Revised Preliminary Proxy Statement and the Company has filed the presentation by Imperial Capital to the Special Committee of the Board of Directors of the Company, dated May 17, 2012 as Exhibit (c)(2) to the Revised Schedule 13E-3.  Imperial Capital made no other written presentations to the Special Committee and made no presentations to the Board of Directors, as they were retained specifically to advise the Special Committee.  The Company believes the section of the Revised Preliminary Proxy Statement entitled “SPECIAL FACTORS—Opinion of Imperial Capital, LLC” fairly presents and summarizes the material elements of Imperial Capital’s presentation and further notes that any stockholder that would like to review Imperial Capital’s analysis and fairness opinion can review them in full at the SEC’s website at www.sec.gov.

13.           In your analysis of Discounted Cash Flow, please revise the disclosure to include a description of how you chose the discount rates.

The disclosure beginning on page 58 in the section entitled “SPECIAL FACTORS—Opinion of Imperial Capital, LLC” in the Revised Preliminary Proxy Statement has been revised in response to the Staff’s comment.

14.           We note that Imperial Capital performed a Selected Company Analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions.  Please indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

The disclosure on page 59 in the section entitled “SPECIAL FACTORS—Opinion of Imperial Capital, LLC” in the Revised Preliminary Proxy Statement has been revised to describe the methodology and criteria Imperial Capital has advised the Company it used in selecting the companies in its Selected Company Analysis.  We supplementally advise the Staff that Imperial Capital has advised the Company that the methodology and criteria were consistently applied by Imperial Capital and no company was deliberately excluded from the dataset.

Proposal No. 4—Proposal to Authorize Amendment to Certificate of Incorporation..., page 102

15.           Please provide further context to the tabular disclosure set forth under this heading by confirming whether the range of reverse stock split ratios presented represent the maximum and minimum ratios that the Board could choose to implement.  We may have further comment.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The disclosure on page 105 in the section entitled “PROPOSAL NO. 4—PROPOSAL TO AUTHORIZE AMENDMENT TO CERTIFICATE OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT—Principal Effects of the Reverse Stock Split” in the Revised Preliminary Proxy Statement has been revised and expanded in response to the Staff’s comment.

Financial Information, page 142

16.           Please tell us the basis for you belief that you are eligible to incorporate your Form 10-K for the period ended December 31, 2011 and your Form 10-Q for the quarter ended March 31, 2012.  Refer to Item 14(e) of Schedule 14A.

Pursuant to Item 14(e)(1) of Schedule 14A, a registrant may incorporate financial information to the same extent as would be permitted by Form S-4, as applicable.  Form S-4 permits the incorporation of financial information to the extent the registrant meets the requirements of Form S-3.  The Company meets the requirements of Form S-3 and therefore believes the financial information and related notes in the Company’s filings (including Form 10-K for the period ended December 31, 2011 and Form 10-Q for the quarter ended March 31, 2012) may be incorporated by reference in the Revised Preliminary Proxy Statement.  The section entitled “WHERE YOU CAN FIND MORE INFORMATION” on page 145 has also been revised in the Revised Preliminary Proxy Statement to clarify that the information being incorporated by reference is the financial statements and related notes in the referenced filings. The Company also supplementally advises the Staff that it intends to include its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 in the proxy mailing for the 2012 Annual Meeting.

Schedule 13e-3 filed June 22, 2012

17.           Rule 13e-3 requires that each issuer and affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish all of the required disclosures.  Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3.  Please explain what consideration you have given to the inclusion of Kia Jam together with any other financial sponsors of Glendon, Weston Capital Management LLC and Albert Hallac as filing persons.  See Compliance and Disclosure Interpretation 101.02, available on our website at www.sec.gov.

In response to the Staff’s comments, Kia Jam has been added as a joint filer in the Revised Schedule 13E-3, in his individual capacity, and relevant information and disclosures regarding Mr. Jam also have been added to the Revised Preliminary Proxy Statement.

The following response to Comment No. 17 in the Comment Letter was provided to the Company on behalf of Weston Capital Management LLC and Albert Hallac.

Weston Capital Management and Albert Hallac (the “Guarantee Parties”) believe that they are not required to file, or be added as parties to, a Schedule 13E-3 with respect to the proposed going private transaction (nor to include additional disclosures regarding them in the Revised Preliminary Proxy Statement) because neither are “affiliates” of the Glendon Group or the Company, nor “engaged” in the going private transaction, for the reasons set forth below.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The Guarantee Parties do not believe they are “affiliates” of Glendon Group or “engaged” in the going private transaction based on the relevant Compliance and Disclosure Interpretations.[1]  The Guarantee Parties did not create or form any acquisition vehicle (in this case Glendon Group, Inc. and Bidz Acquisition Company, Inc.), nor were the Guarantee Parties involved in recommending, approving or voting on the proposed transaction, or in structuring the transaction, beyond providing the Equity Commitment Letter and the related Guarantee.  The Equity Commitment Letter and related Guarantee do not give Weston Capital or its affiliates any right to directly or indirectly exert any control over Glendon Group or the Company, either before or after the going private transaction.  In addition, none of the Guarantee Parties, nor any of their affiliates, are serving as senior executives of the Company or Glendon Group, and have no right to appoint anyone, or be appointed to, the Board of Directors of the Company or of Glendon Group.  The Guarantee Parties have no agreements or understandings with the Company or Glendon Group, or with any current senior executives or with any person designated to become a senior executive of the Company or Glendon Group, that would vest the Guarantee Parties with any control over the Company or Glendon Group either before or after the merger.

The Guarantee Parties believe that they are financial guarantors of last resort, and their equity commitment is only intended to assure that there is financing for the merger if Glendon Group does not elect to fund its obligations with available cash or other financing sources.   In that respect, the Guarantee Parties note that their equity and guarantee commitments are not expected to be drawn upon to the extent that Glendon Group determines in its own discretion to fund the merger consideration from available cash or other sources. As a result, the Guarantee Parties consider themselves to be separate and independent from, and totally unaffiliated with, both the Company and Glendon Group.

Accordingly, the Guarantee Parties believe that since they are not affiliates or affiliated purchasers engaged in the going-private transaction, are not and do not contemplate becoming control parties (but rather are serving as financial guarantors of last resort), and the degree of the Guarantee Parties’ beneficial ownership of the surviving corporation is neither assured nor is it determinable at present, the Guarantee Parties do not have a Schedule 13E-3 filing obligation.

Item 15. Additional Information, page 10

18.           Item 15(c) of your transaction statement appears to reference the proxy statement in its entirety.  Please revise to reference the specific sections of your proxy statement that provide the requested disclosure.

[1]    Compliance and Disclosure Interpretation 101.02 states that in a going-private transaction, an acquisition vehicle created by an affiliated purchaser as well as the intermediate or ultimate parent of that acquisition vehicle are required to file Schedule 13E-3, and the entity or person who formed the acquisition vehicle to acquire the issuer are considered affiliates engaged in a Rule 13e-3 transaction.

Compliance and Disclosure Interpretation 201.05 indicates that members of senior management of the issuer that is going private are considered affiliates of the issuer and may also be deemed to be engaged in the going-private transaction, thus incurring a Schedule 13E-3 filing obligation separate from that of the issuer.  A relevant consideration in determining whether there is a Schedule 13E-3 filing obligation is whether the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, or otherwise be in a position to control the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”).

Compliance and Disclosure Interpretation 201.06 notes that a financial buyer and the issuer’s senior management have 13E-3 filing obligations when the financial buyer (previously unaffiliated with the issuer that it had agreed to acquire) planned to enter into a separate agreement with certain members of the issuer’s senior management whereby they would collectively receive 20% of the surviving entity’s equity after the transaction closed.  Rule 13e-3 applied because the financial buyer was deemed to be an affiliate “engaged in” the Rule 13e-3 transaction, and in view of the size of the proposed equity participation, the financial buyer was deemed to have the power to directly or indirectly influence the control of the issuer in advance of the closing of the transaction.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

Item 15(c) of the Schedule 13E-3 has been deleted in the Revised Schedule 13E-3, in response to the Staff’s comment.

Item 16. Material to be Filed as Exhibits

19.           Please note that each and every report, opinion, consultation, proposal, or presentation, whether oral or written, received by any filing person, their affiliates or representatives constitutes a report within the meaning of Item 1015 of Regulation M-A, as required by Item 9 of Schedule 13E-3.  Please revise to summarize all the presentations made by Imperial or other third parties during the course of the meetings described, and file any written reports as exhibits pursuant to Item 9 of Schedule 13E-3.  Also, any written documentation furnished along with any oral presentation, for example, analyses, outlines or evaluations must be filed as exhibits and summarized in a similar fashion.  We note, for example, your discussion of the May 16th meeting where Bingham made a presentation.

The Revised Preliminary Proxy Statement discloses and describes the topics covered in the Bingham  presentation, and lists the specific documents described in the presentation, all of which have been or are being publicly filed with the SEC.  However, because the presentation constitutes attorney work product and attorney-client privileged materials, in that it reflects legal advice as to fiduciary duties applicable to directors as well as information regarding the legal terms of the referenced transaction documents, we believe filing such presentation could constitute a waiver of attorney-client privilege with respect to such advice, and would not provide any meaningful disclosure or benefit to stockholders, since all of the transaction documents discussed in the presentation can be accessed and read in their entirety at www.sec.gov.

In this respect we note the recent Ninth Circuit case (In re Pacific Pictures Corp., — F.3d —, 2012 WL 1293534 (9th Cir. Apr. 17, 2012)) in which the Ninth Circuit joined the First, Second, Third, Fourth, Sixth, Seventh, Tenth, D.C. and Federal Circuits in rejecting the doctrine of selective waiver, finding that the voluntary disclosure of privileged information to the government is not an exception to the general rule that disclosing privileged materials waives the otherwise applicable privilege.

The Company supplementally confirms that all other reports have been filed and summarized, to the extent required by Item 1015(b)(6) of Regulation M-A.

Please also see the response to comment 12 above.

20.           Please file copies of all of the agreements to be executed in connection with the financing of the transaction, including the equity commitment and the guarantee being provided by Weston Capital. See Item 1016(b) of Regulation M-A.

Attn: Mara L. Ransom

Daniel Leslie

July 26, 2012

The equity commitment and the guarantee being provided by Weston Capital are being filed in response to the Staff’s comment as Exhibits (d)(4) and (d)(5), respectively, to the Revised Schedule 13E-3.

*  *  *  *  *

In response to the Staff’s request, the Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John L. Filippone at (213) 680-6626, Janice A. Liu at (213) 680-6770 or Mark T. Hiraide at (310) 543-0500 if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely,

/s/ John L. Filippone

John L. Filippone

cc:	Mark T. Hiraide
Roger Loomis
Petillon Hiraide & Loomis LLP

Aaron A. Grunfeld
Law Offices of Aaron A. Grunfeld & Associates

Edgar Park
Nimish Patel
Richardson & Patel, LLP